UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
"Washington, D.C. 20549"
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
ALANCO TECHNOLOGIES INC
(Name of Issuer)
Common Stock

(Title of Class of Securities)
11612702

(CUSIP Number)
5-Apr-17
(Date of Event which Requires Filing of this Statement) pursuant to which this Schedule is filed:

Check the appropriate box to designate the rule

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with " respect to the subject class of securities, and for any subsequent cover page."
amendment containing information which
would alter the disclosures provided in a prior
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act
" but shall be subject to all other
provisions of the Act (however, see the Notes)."

SCHEDULE 13G
CUSIP No.
11612702

1
Names of Reporting Persons

Canaccord Genuity
2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[ ]
3
Sec Use Only


4
Citizenship or Place of Organization
535 Madison Ave
"New York NY, 1022"


Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


0

6
  Shared Voting Power


0

7
  Sole Dispositive Power


"659,000"

8
  Shared Dispositive Power


0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

100%
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

13%
12
Type of Reporting Person (See Instructions)

BD


Item 1.
(a)	"Name of Issuer: Alanco Technologies, Inc."
(b)	Address of Issuers Principal Executive Offices:
	7950 East Acoma Drive Suite 111
	"Scottsdale, AZ 85260"
United States
Item 2.
(a) Name of Person Filing: Canaccord  Genuity
"(b) Address of Principal Business Office or, if None, Residence:"
535 Madison Ave
"New York, NY 10022"
(c) Citizenship: US
(d) Title and Class of Securities: Common Stock
(e) CUSIP No.: 	11612702
Item 3. 	"If this statement is filed pursuant
to 240.13d-1(b) or 240.13d-2(b) or (c),
check whether the person filing is a:"
(a)	[X]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under
Section 8 of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance
with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment
fund in accordance with Rule 13d-1(b)
(1)(ii)(F);
(g)	[_]	A parent holding company or control
person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in
Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the
definition of an investment company
under section 3(c)(14) of
the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	"Group, in accordance with
Rule 240.13d-1(b)(1)(ii)(K). If filing
as a non-U.S.
institution in accordance
with Rule 240.13d-1(b)(1)(ii)(J),
please specify the type of institution: ____"
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	"$86,042.34 "
 (b)	Percent of Class:  13%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
	(ii)	Shared power to vote or to direct the vote:
"(iii) Sole power to dispose or to direct the disposition of: 659,000"
(iv) Shared power to dispose or to direct the disposition of:
Item 5.	Ownership of Five Percent or Less of a Class.
"If this statement is being filed to report the fact
that as of the date hereof the reporting
person has ceased to be the beneficial owner of
more than five percent of the class of securities,
check the following [    ].
Item 6.	Ownership of more than Five Percent
on Behalf of Another Person.
Item 7.	Identification and classification of
the subsidiary which acquired the security
being reported
on by the parent holding company or control person.
Item 8.	Identification and classification of
members of the group.
Item 9.	Notice of Dissolution of Group.
Item 10.	Certifications.

SIGNATURE
"After reasonable inquiry and to the best of my
knowledge and belief, I certify that the
information set forth in this statement is true,
complete and correct."
"Dated:April 6, 2017"
/s/ Signature
"Name/Title: Michael Norton, Compliance Associate"
"The original statement shall be signed
by each person on whose behalf the statement
is filed or his authorized representative.
If the statement is signed on behalf
of a person by his authorized representative
(other than an executive officer or general
partner of this filing person),
evidence of the representative's authority
to sign on behalf of such person shall
be filed with the statement, provided, however,
that a power
of attorney for this purpose which is already
on file with the Commission may be incorporated by
reference.  The name and any title of each person
who signs the statement shall be typed or printed
beneath his signature."
Attention:  Intentional misstatements
or omissions of fact constitute Federal
criminal violations (See 18 U.S.C. 1001).
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